Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: May 4, 2018

A replay of a Cigna Corporation employee meeting was made available to employees.

David Cordani:
Topic 2, if that wasn't enough for us to do, we decided, I think, on March 8th to announce our intent to acquire Express Scripts and we surprised a lot of folks when we made that announcement.  We surprised folks for two reasons.  One, in a novel concept in the United States that is supposed to be well governed by SEC laws and rules, et cetera, nothing leaked.  I find it kind of amazing but it's a unique observation.  Nothing leaked.  Our conversation started back in October and culminated in March.  Nothing leaked.  And that's a surprising event.

And secondly, some folks thought we were going to take a different action.  So why do we take the action we took boiled down to three very simple reasons.  We concluded it was the undisputable best action we could take to further our ability to deliver on the affordability promise.  We have an affordability crisis in this country.  Nobody could continue to afford to pay for the status quo.  And even though we are delivering the lowest medical cost trend in the industry five years in a row and in 2017, our trend was below - as a franchise was below 3%, several points better than our competition, that's not acceptable.  And we're going to stretch ourselves and strive to be able to put ourselves in the position to deliver medical cost trend that looks more like CPI which is what our marketplace could tolerate and deliver.

When you think about pharmaceuticals, pharmaceuticals quickly went from 10% of the overall cost equation to 20% and it's growing, especially pharmaceuticals are the fastest-growing component of it, but the medical professional community in the room and on the phone will know that typically when there's a gap in care in the United States, it ties with pharmaceuticals in some way, shape or form, wrong drug, wrong dose, wrong duration.  So the opportunity to further affordability, further quality and further drive improvement of lives is Priority Number 1.

Two, it dramatically expands our addressable market or our distribution capabilities.  What has shaped us extraordinarily well to date is our go deep and go deeper strategy where we focus on a limited number of markets or MSAs in the United States and we drive with intensity.

On a services based portfolio, the go deep strategy is not critical because you're not trading off a medical network.  So the ability to take PBM services, behavioral health services, decision support services, population health program services, et cetera, and package them up and sell them to employer clients, health plans, governmental entities and increasingly, healthcare professionals, that dramatically expands our addressable markets with a service-based franchise; yet further strengthens our integrated franchise by having a broad diverse pharmacy set of capabilities, including specialty.

And third, it does it in a very financial and capital smart way.  And the reason why that's an important piece, it has the ability to keep feeding our ability to invest back in ourselves from a financial standpoint to drive that forward.

If you put a bowl around it, it brings 80-plus million additional customers and relationships to us.  Billions -- and I said the word "billions" -- of additional customer touch points and an unprecedented level of data and insights from a longitudinal standpoint to understand individuals.  So it's exciting through that lens.

We expect and seek to close the transaction by the end of this calendar year.  We're driving through that process.  The DOJ has got a lot on their plate.  So we'll aggressively manage that with the Department of Justice and seek to direct that forward.

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FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;

•	unexpected costs regarding the proposed merger;

•	diversion of management's attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.